John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
March 17, 2010
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644
Re:	John Hancock Life Insurance Company of New York Separate Account A, Registrant
John Hancock Life Insurance Company of New York, Depositor
485(a) Amendment to Registration Statement on Form N-4
(File No. 333-149422 and 811-06584)
Dear Ms. White:
This letter is in response to the comments you gave to me over the telephone on March 15, 2010, regarding the 485(a) Amendment to the Form N-4 Registration Statement, referenced above, filed on February 18, 2010 (SEC Accession Number 0000950123-10-013865). Your comments are shown in italic. In our responses, we use underlines to show proposed additions and ~~strikethroughs~~ to show deletions to the text of the prospectus.
Comment 1. Overview
In the Overview, please state that the Prospectus discloses all material features and benefits of the Contract.
RESPONSE:
We will add a sentence to the beginning of the second paragraph in the section entitled “II. Overview,” as follows:
We disclose all material features and benefits of the Contracts in this Prospectus. Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, a Contract purchased in one state may have terms and conditions that vary from the terms and conditions of a Contract purchased in a different jurisdiction. We disclose all material variations in the Prospectus.
Comment 2. General Description of the Contract
In “II. Overview — What Kind of Contract is described in this Prospectus?,” the following sentence is hard to follow: “For Contracts issued in New York, we issue the Contract in the form of a certificate under one or more group contracts that we issue to a trust for the purpose of providing individual retirement accounts or individual retirement annuities.” Please rewrite that sentence.

Alison T. White, Esq.
SEC Office of Insurance Products
March 17, 2010

RESPONSE:
We will rewrite that sentence as follows:
The Contract is a flexible Purchase Payment individual deferred Variable Annuity contract between you and the Company. The Contract may be purchased only as an IRA Rollover, funded by distributions from your GIFL 401(k) Retirement Plan. “Deferred” means payments by us, beginning on a future date under the Contract. “Variable” means your investment amounts in the Contract may increase or decrease in value daily based upon your investment choices. The Contract provides for the accumulation of your investment amounts and the payment of annuity benefits on a variable and/or fixed basis. The Contract also provides a guaranteed minimum withdrawal benefit. ~~For Contracts issued in New York, we issue the Contract in the form of a certificate under one or more group contracts that we issue to a trust for the purpose of providing individual retirement accounts or individual retirement annuities.~~ We issue the Contract in New York in the form of a certificate of coverage under a master group contract. We issue master group contracts to one or more trusts that are formed for the purpose of providing individual retirement accounts or individual retirement annuities.
Comment 3. Tandy Representations
RESPONSE: The Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Other revisions for the 485(b) filing on April 30, 2010
In addition to the edits above, we will file a 485(b) post-effective amendment filing on or before April 30, 2010 that will include tax updates, updated financial statements for the Registrant and the Issuer, required consents and exhibits, and to make certain other changes with respect to the currently effective prospectus and Statement of Additional Information as permitted by Rule 485(b) under the 1933 Act.
Request for Acceleration
On behalf of the Registrant and John Hancock Distributors LLC, its Principal Underwriter, I have been authorized to request an order to accelerate the effectiveness of the above-referenced amendment to the registration statement to the earliest possible time on May 3, 2010. I intend to make such request orally within one business day of your receipt of this letter. As required by Rule 461(a) of the Act, the Registrant and Principal Underwriter certify that they are aware of their obligations under the Act.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.
Very truly yours,

/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities